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                             March 9, 2022

       Danny Yeung
       Director
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay, Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-4
                                                            Filed March 4, 2022
                                                            File No. 333-260928

       Dear Mr. Yeung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 279

   1. Your disclosures on page 279 and 292 indicate that the historical financial information of
                                                        Prenetics was derived
from the audited financial statements for the period ended
                                                        December 31, 2021
included elsewhere in the proxy statement/prospectus. This appears to be a typographical
error. Please revise as necessary.
       General

   2. We note your responses to comments issued in our letter dated February 14, 2022. Please note we are continuing
to consider these responses and corresponding revisions to your registration statement.
 Danny Yeung
Prenetics Global Limited
March 9, 2022
Page 2

       You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameDanny Yeung
                                                         Division of
Corporation Finance
Comapany NamePrenetics Global Limited
                                                         Office of Life
Sciences
March 9, 2022 Page 2
cc:       Jonathan B. Stone, Esq.
FirstName LastName